

02007995

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robert B. Ausdal Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Wells Fargo Bank Building, 220 Main Street
(No. and Street)

Davenport (City) Iowa (State) 52801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert B. Ausdal, Jr. (563) 326-2064
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Huckfeldt & Smith, P.L.C.
(Name – *if individual, state last, first, middle name*)

2435 Kimberly Road, Suite 290 North, Bettendorf IA 52722
(Address) (City) (State) (Zip Code)


SEC MAIL PROCESSING
RECEIVED
NOV 0 5 2002
WASH. D.C.
180
SECTION

PROCESSED
NOV 0 8 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert B. Ausdal, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robert B. Ausdal Co., Inc., as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions


NOTARIAL SEAL
TAMI L. HURD
NOTARY PUBLIC • STATE OF IOWA
COMMISSION NO 718495
MY COMMISSION EXPIRES 9/17/05

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on the Internal Accounting Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT B. AUSDAL & CO., INC.

Table of Contents

Julie J. Dura, CPA
Randy L. Linn, CPA
David A. Schebler, CPA

HUCKFELDT & SMITH

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIABILITY COMPANY

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Robert B. Ausdal & Co., Inc.
Davenport, Iowa

We have audited the accompanying statement of financial condition of Robert B. Ausdal & Co., Inc. as of September 30, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America . Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Robert B. Ausdal & Co., Inc. as of September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Huckfeldt & Smith, PLC

Huckfeldt & Smith, P.L.C.
October 28, 2002

ROBERT B. AUSDAL & CO., INC.
Statement of Financial Condition
September 30, 2002

ASSETS

Cash and Cash Equivalents	$ 65,618
Receivables:	
Client	4,033
Commissions	10,150
Prepaid Expenses	1,252
Loans to Officer-Stockholder	1,500
Securities Owned at Market Value	55,720
Leasehold Improvements, Furniture and Equipment Net of Accumulated Depreciation of $102,893	5,283
Deposits with Clearing Organization	25,000
Total Assets	168,556

LIABILITIES and STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts Payable and Accrued Expenses	7,627
Deferred Fees	5,427
Total Liabilities Before Commitments and Contingent Liabilities	13,054
COMMITMENTS AND CONTINGENT LIABILITIES:	
Liability Subordinated to Claims of General Creditors	50,000
STOCKHOLDERS' EQUITY:	
Capital Stock, Common, Par Value $1 Per Share; 100,000 Shares Authorized; 20,266 Shares Outstanding	20,266
Additional Paid in Capital	106,242
Retained Deficit	(21,006)
Total Stockholders' Equity	105,502
Total Liabilities and Stockholders' Equity	$ 168,556

The accompanying notes are an integral part of these financial statements.

ROBERT B. AUSDAL & CO., INC.
Notes to Financial Statements
September 30, 2002

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company operates as a broker-dealer in securities serving individual and institutional customers in Eastern Iowa and Western Illinois. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

For transactions in mutual fund shares, limited partnership interests and variable products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not other wise hold customer funds or securities or perform custodial services for customers and effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Cash and Cash Equivalents

For the purposes of reporting of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less, to be cash equivalents.

Securities Transactions

Proprietary securities transactions (securities owned), commission revenues and related expense are recorded on a settlement date basis, which is generally the third business day following the date a transaction is executed. As of September 30, 2002, the effect of transactions executed but not yet settled is not significant. Marketable securities owned are valued at market value and securities not readily marketable, if any, are valued at estimated fair value as determined by management, with the resulting net unrealized gains and losses included in earnings of the current period.

Leasehold Improvements, Furniture and Equipment

All leasehold improvements, furniture and equipment are carried at cost with depreciation computed using straight line and declining-balance methods over the estimated useful lives of the assets.

Investment Advisory Fees

Investment advisory fees are billed annually but are recognized as earned on a pro rata basis over the term of the contract.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as Securities Transactions occur.

ROBERT B. AUSDAL & CO., INC.
Notes to Financial Statements
September 30, 2002

Note 1 - NATURE OF BUSINESS, ACCOUNTING ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Income Tax Matters

Deferred taxes, when applicable, are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Note 2 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents as of September 30, 2002 are $462 which has been segregated in a "special reserve bank account for the exclusive benefit of customers". In accordance with the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, no amount was required to be on deposit in this special account.

Note 3 - SECURITIES OWNED

Securities owned, at quoted market or estimated fair values, are summarized as follows:

Equity Securities	$ 54,232
Money Market Funds	1,488
	$ 55,720

Note 4 - LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under a subordination agreement, approved by the National Association of Securities Dealers, with the principal officer-stockholders at September 30, 2002, is as follows:

Unsecured note, 10%, due November 20, 2004	$ 50,000

The subordinated borrowing is available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 5 - INCOME TAX MATTERS

Income tax loss carryforwards for federal tax purposes as of September 30, 2002, have the following expiration dates:

	Amount
Expiration Date:	
September 30, 2016	$14,894

Income Tax Expense for the State of Iowa was $438 for the fiscal year ended September 30, 2002.

Note 6 DEFINED CONTRIBUTION PLAN

The Company sponsors a savings incentive match plan (SIMPLE) for employees covering substantially all of its employees. Contributions are determined by a Company matching contribution of 1% to 3% of participating employees' compensation. Contributions to the plan totaled $1,332 for fiscal year ended September 30, 2002.

Note 7 LEASE COMMITMENTS

The Company leases equipment under an operating lease agreement which expires in August, 2004. The Company leases other equipment and an office on a month-to-month lease.

The following is a schedule by years of the future minimum lease payments under the Company's noncancellable lease agreements.

Year ended September 30, 2003	$ 6,033
Year ended September 30, 2004	5,530

Total rental expense for the year ended September 30, 2002, was $22,424.

Note 8 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1.

As of September 30, 2002, the Company was operating under K(2)(i) exemption for mutual fund transactions and a K(2)(ii) for other than mutual fund transactions which had a minimum net capital requirement of $50,000 as of September 30, 2002.

At September 30, 2002, the Company had net capital as computed under Rule 15c3-1 of the Securities and Exchange Commission of $117,616, which was $67,616 in excess of its required net capital of $50,000. The Company's net capital ratio (aggregate indebtedness to net capital) was approximately .11 to 1.

Note 9 CONTINGENCIES

Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection, and payment of funds, as well as receipt and delivery of securities relative to customers' transactions. Off-balance-sheet-risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers, and see that customer transactions are executed properly by clearing the broker/dealer.

Note 10 - CONCENTRATIONS

Business Risk

The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Julie J. Dura, CPA
Randy L. Linn, CPA
David A. Schebler, CPA

HUCKFELDT & SMITH

CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIABILITY COMPANY

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Robert B. Ausdal & Co., Inc.
Davenport, Iowa

In planning and performing our audit of the financial statements and supplementary schedule of Robert B. Ausdal & Co., Inc. for the year ended September 30, 2002, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of such practices and procedures), followed by Robert B. Ausdal & Co., Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial function relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss

Post Office Box 3159 • Davenport, IA 52808-3159
Alpine Office Centre • 2435 Kimberly Road, Suite 290N • Bettendorf, IA 52722 • (563) 355-5330 FAX (563) 355-5272
Members: Iowa Society of CPAs • American Institute of CPAs • Private Company Practice Section of the AICPA

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives to the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, such study and evaluation disclosed that three people perform most of the accounting, financial, and security duties. As a result, many of those aspects of internal accounting control, which rely upon an adequate segregation of duties, are, for all practical purposes, missing in your Company. We recognize that your Company may not be large enough to make the employment of additional persons for the purpose of segregation of duties practicable from a financial standpoint, but we are required, under our professional responsibilities, to call the situation to your attention. Keep in mind that it is important for management to have continuing close supervision over the operations of the business. Management proposes to continue its present close supervision of operations. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Robert B. Ausdal & Co., Inc., for the year ended September 30, 2002, and this report does not affect our report thereon dated October 28, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except as noted above, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives.

To the Board of Directors
Robert B. Ausdal & Co., Inc.
Page Three

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Huckfeldt & Smith, PLC

Huckfeldt & Smith, P.L.C.
October 28, 2002